July 29, 2024

Ryan Garland
Manager
Paradyme Fund A II, LLC
1200 Broadway #2111
Nashville, TN 37203

       Re: Paradyme Fund A II, LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed July 22, 2024
           File No. 024-12449
Dear Ryan Garland:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024 letter.

Form 1-A/A filed July 22, 2024
Summary, page 6

1. We note your response to prior comment 1. Please also revise your disclosure on page 9 to remove the reference to a minimum offering amount.
Use of Proceeds, page 31

2. We note your response to prior comment 2. However, your disclosure is unclear regarding the principal purposes for which the net proceeds are intended to be used. In the first table, please explain the meaning of investment in hard and soft costs and describe what the company will do with potential reserves. Also add a column assuming that you receive
       25% of the total offering proceeds. See Item 6 of Form 1-A. In the second table, describe in greater detail your reinvestment and financing costs, such as whether these funds are firm or contingent, and any risks associated with such funds. See Instruction 5 to Item 6 of
       Form 1-A.
 July 29, 2024
Page 2

General

3. We note your response to prior comment 6. Please revise to reflect that the offering statement is also signed by the principal financial officer and principal accounting officer. See Instructions to Signatures of Form 1-A.
      Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Arden Anderson